Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Prospectus of Sorrento Therapeutics, Inc. and Subsidiary, a development stage company, of our report dated March 25, 2013, with respect to the consolidated financial statements of Sorrento Therapeutics, Inc, and Subsidiary appearing in the Annual Report on Form 10-K of Sorrento Therapeutics, Inc, and Subsidiary for the years ended December 31, 2012 and 2011, and for the period from January 25, 2006 (Inception) through December 31, 2012 (which report includes an explanatory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Prospectus.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

June 20, 2013